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                            August 1, 2023

       Michael Behrens
       Chief Executive Officer
       My Racehorse CA LLC
       120 Kentucky Ave., Suite 110
       Lexington, Kentucky 40502

                                                        Re: My Racehorse CA LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 11
                                                            Filed July 6, 2023
                                                            File No. 024-11808

       Dear Michael Behrens:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed July 6, 2023

       Series may only own a minority interest in Underlying Assets ..., page
22

   1. We note your response to comment 7 and we reissue it in part. Please address the minority/majority
interest raised in the "Series may only own a majority interest in the
                                                        Underlying Assets" risk
factor. Additionally, please revise your disclosure throughout the offering circular for
consistency and accuracy in this regard. Also disclose who among the co-owners of a
Series is responsible for executing decisions, once such decisions are made. Finally, disclose
who among the co-owners of a Series makes non-major decisions, including the daily
maintenance and care of the horse.
       Potential Conflicts of Interest, page 25

   2. We note your response and amended disclosure in response to comment 8 and we reissue
 Michael Behrens
FirstName  LastNameMichael Behrens
My Racehorse  CA LLC
Comapany
August     NameMy Racehorse CA LLC
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
         it in part. Please revise your disclosure that states that "[t]his conflict of interest will exist in connection with Company management" to clarify what conflict of interest is being described and between whom it exists.
Plan of Operations, page 123

3. We note your response to comment 11 and reissue it. Here, or elsewhere as appropriate, please disclose the total amount of distributable cash and include how many horses and races are responsible for such distributions to investors.
Description of the Business, page 130

4.       We note your response and amended disclosure in response to comment
13. Please revise
         your statement that "[t]he Company, in collaboration with the manager, Experiential, has quickly emerged as one of the most successful stables in horse racing over the past several years" to reflect that this is management's belief.
Executive Officers, Directors and Significant Employees of the Manager, page
142

5. We note your response to comment 16. Please revise the table on page 142 to reflect the approximate hours per week of the part-time employees/consultants. Report of Independent Registered Public Accounting Firm, page F-1

6. Please have your auditor revise their report on page F-1 to also state, if true, that they are required to be independent with respect to you and each listed Series in accordance with
         U.S. federal securities laws and the applicable rules and regulations of the Securities and
         Exchange Commission. Refer to paragraph (c)(1)(iii) in Part F/S of Form 1-A, Article 2 of
         Regulation S-X and paragraphs .28(c), .A38 and .A39 of AU-C Section 700 of the
         Statements on Auditing Standards. Our comment also applies to your future annual reports.
General

7. We note your responses to comments 20 and 21. We continue to evaluate certain aspects of your responses and may have further comments.
8. We note your response to comment 21. Please clarify whether the securities offered by
         Series Edge in the corresponding Regulation D offerings are identical to the securities being offered pursuant to Regulation A and disclose and explain any material differences in the rights of the respective securityholders.
9. With respect to any securities offered by Series Edge, please revise the applicable Use of
         Proceeds tables to note any material amount of other funds that are to be used in conjunction with the proceeds. Please state the amounts, sources of such other funds, and whether such funds are firm or contingent. Refer to Instruction 5 to
Item 6 of Part II of
         Form 1-A.
 Michael Behrens
My Racehorse CA LLC
August 1, 2023
Page 3
10. We note your disclosure in Part I, Item 6, Unregistered Securities Issued or Sold Within
       One Year. Please revise the corresponding exhibit, filed as exhibit 16.1, to itemize, on a series-by-series basis, the amount of securities issued and the individual prices and/or consideration received.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ta Tanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameMichael Behrens
                                                             Division of
Corporation Finance
Comapany NameMy Racehorse CA LLC
                                                             Office of Trade &
Services
August 1, 2023 Page 3
cc:       Christopher Tinen
FirstName LastName